Contact

www.linkedin.com/in/mike-lauer-95a43460 (LinkedIn)
www.etffitness.com (Other)

Top Skills

Leadership
Project Management
Fitness

Mike Lauer

COO at Eat The Frog Fitness®
Dallas-Fort Worth Metroplex

Summary

Experienced in franchise operations with a demonstrated history of working in the health wellness and fitness industry. Skilled in Operations Management, Learning Management, Problem Solving, Leadership, Technology, and Project Management. Strong business development professional with a Masters of Education (M.Ed.) focused in Biology/Biological Sciences, General from University of Hawaii at Manoa.

Experience

Eat The Frog Fitness®

6 years 10 months

Chief Operating Officer
March 2022 - Present (5 months)
Dallas, Texas, United States

Senior Vice President Operations
March 2020 - March 2022 (2 years 1 month)
Issaquah, Washington, United States

VP Studio Operations
October 2017 - February 2020 (2 years 5 months)
Issaquah, Washington, United States

Director Of Operations
April 2017 - September 2017 (6 months)
Issaquah, Washington, United States

Operations Manager
October 2015 - April 2017 (1 year 7 months)
Issaquah, Washington, United States

Maui High School

Biology Teacher
2010 - 2015 (5 years)

Education

University of Hawaii at Manoa

Master of Education (M.Ed.), Biology/Biological Sciences, General · (2012 - 2014)

Southern Oregon University

Bachelor of Science (BS), Kinesiology and Exercise Science · (2006 - 2010)